December 18, 2008

By EDGAR and Facsimile

Melissa Feider
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place 100 F Street, NE
Washington, D.C. 20549-4561

Re:	Clicksoftware Technologies Ltd. (the "Company")
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed on April 16, 2008 ("2007 20-F")
File No. 000-30827

Dear Ms. Feider:

On behalf of the Company, we are writing to respond to the Staff's comments set forth in the letter to Shmuel Arvatz, dated November 12, 2008, with respect to the Company's above referenced filing.  Set forth below are the Company's responses to the Staff's comments, which have been provided in each case following the text of the Staff's comment.  The Company does not propose to file an amendment to its 2007 20-F.

Consolidated Statements of Operation
Comment 1.  We note that the Company enters into arrangements that require significant customization, integration, and installation services and accordingly, such contracts are recognized using contract accounting (SOP 81-1).  We also note that for certain multiple element arrangements, where VSOE does not exist for all delivered and undelivered elements, revenue is deferred until such evidence does exist for the undelivered elements or until all elements are delivered.  Please tell us where you classify the revenues and related costs for these bundled arrangements in your Consolidated Statements of Operations.  If you allocate the revenues between product and services please explain your allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied.  Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your allocation methodology and discuss the reasons for such allocation.

Response.  The distinction between classifying license revenue and classifying service revenue with respect to contracts that are recognized using contract accounting (SOP 81-

Clicksoftware Technologies Ltd.
2 Rechavam Ze'evi Street
Givat Shmuel, 54017
ISRAEL
Tel: +972 3 765-9400
Fax: +972 3 765 9401
www.clicksoftware.com

1) is based on the VSOE of fair value of the relevant service revenue. The allocation methodology that the Company uses is to classify the VSOE of fair value of the service revenue as service revenue, and to classify the residual portion of the total fee as license revenue. The Company believes that this presentation is reasonable since the arrangement represents a software arrangement (even though it is accounted for using contract accounting).  This presentation has been consistently applied by the Company.

The cases where VSOE is not available are extremely rare. In fact, the only instance where VSOE was not available relates to a multi-year time-based license bundled with PCS for 5 years, where all of the revenues were recognized over five years.  In 2007, the Company recognized revenues in an amount of $800,000 (or 2% of its total revenues) related to this license.  The Company classified the revenue from this contract based on the VSOE of PCS for perpetual license. The Company believes that this allocation method is reasonable and appropriate under the circumstances.

The Company will revise its future filings with the SEC (in particular, with respect to the MD&A, Critical Accounting Policies and footnote disclosure) to include a discussion of its allocation methodology and to discuss the reasons for such allocation.

Significant Accounting Policies – Revenue Recognition
Comment 2.  We note your statement that the Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately.  Please describe the process you use to evaluate the various factors that affect your VSOE for each element, such as customer type, purchase volume, duration of arrangement, etc.  Further, address the issue that if VSOE varies from customer to customer, how you can reasonably estimate fair value and tell us how you considered paragraph 10 of SOP 97-2 in accounting for such arrangements.

Response.  The Company establishes the VSOE for each element in accordance with Par.10 and Par.57 (for PCS) and Par.65 (for services) of SOP 97-2.  During the evaluation process, the Company considers the factors that affect the price charged for each element; namely, level of support (with respect to PCS) and geographical area (with respect to services).  Below is a description of the evaluation process for each element:

PCS.  Post-contract customer support arrangements provide technical support and the right to software updates. PCS revenues are charged as a percentage of license fees depending upon the level of support coverage requested by the customer. Most of the "support coverage" is Silver level: 5x8 (5 days a week/8 hours a day); the remainder is Gold level: 7x24 (7 days a week/24 hours a day). The support contracts renew automatically for successive 12-months periods. Every specific customer contract has a substantive renewal rate stated in the contract. The Company uses that rate as VSOE of fair value of PCS when accounting for the contract.

Services.  The Company's customers may purchase additional services from the Company, other than PCS, such as training and consulting services. These services

Clicksoftware Technologies Ltd.
2 Rechavam Ze'evi Street
Givat Shmuel, 54017
ISRAEL
Tel: +972 3 765-9400
Fax: +972 3 765 9401
www.clicksoftware.com

are billed at an agreed-upon fixed rate per hour/day. For each of the following geographic zones the Company has a separate fixed rate per hour/day: Australia, USA, UK, and Europe. In order to establish the VSOE of fair value of these services, the Company uses the fixed rate per hour/day charged in the stand-alone service transactions in the respective geographic zone.

Significant Accounting Policies – Revenue Recognition
Comment 3.  We note from your disclosures on page 31 that the Company’s trade receivables are typically due between 30 and 60 days, although you do “also negotiate longer payment plans” with some of your clients.  Tell us how you recognize revenue on contracts that involve extended payment terms.  Tell us whether you have a history of successfully collecting under your contracts with extended payment terms without providing any concessions.  In your response, explain how your extended payment terms comply with the guidance in paragraphs 27 through 30 of SOP 97-2 by addressing the factors outlined in the AICPA Technical Practice Aid 5100.56 and .57.

Response.   The Company does not grant extended payment terms to its customers. The Company's payment terms are between 30 days and 120 days. The Company's policy does not allow for any payment terms extending beyond 120 days. The Company has never granted any concessions regarding payment terms.

Significant Accounting Policies – Revenue Recognition
Comment 4.  Also, tell us whether you allow for extended payment terms for your SOP 81-1 arrangements.  If so, tell us how the presence of extended payment terms affects your ability to make reasonably dependable estimates of total contract revenue or total contract costs, which could impact the manner in which contract accounting is applied (i.e. percentage-of-completion based on the lowest probable level of profit, zero gross margin approach, or completed contract if it is not reasonable assured that a lost will be incurred).

Response.  The Company does not allow extended payment terms for its SOP 81-1 arrangements.

Significant Accounting Policies – Revenue Recognition
Comment 5.  We note that at December 31, 2007, the Company had $14.6 million of short-term investments and $600,000 of long-term investments that were comprised of “bank deposits.”  Please explain further the type of bank deposits held and tell us whether deposits held in any financial institution exceeded the FDIC insurance limits.  If so, tell us whether you are considering including a discussion of this fact and the potential risks associated with these deposits in your future filings.

Clicksoftware Technologies Ltd.
2 Rechavam Ze'evi Street
Givat Shmuel, 54017
ISRAEL
Tel: +972 3 765-9400
Fax: +972 3 765 9401
www.clicksoftware.com

Response.  The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest (as of 12/31/07, at an average interest rate per annum of 5%). The deposits exceeded the FDIC insurance limits or similar insurance limits outside the United States.  The Company will revise its future filings with the SEC to include a discussion of this fact and the potential risks associated with these deposits, to the extent that the Company determines that such risks are material to its business.

In connection with responding to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me on +972-3-7659-470 if you would like to discuss any aspect of the Company's response.

Sincerely,

/s/ Shmuel Arvatz

Shmuel Arvatz

Clocksoftware Technologies Ltd.

Clicksoftware Technologies Ltd.
2 Rechavam Ze'evi Street
Givat Shmuel, 54017
ISRAEL
Tel: +972 3 765-9400
Fax: +972 3 765 9401
www.clicksoftware.com